Exhibit (m)(iv)(B)

DIREXION FUNDS

C CLASS

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Class C Distribution Plan shall be as follows:

Direxion Indexed Commodity Strategy Fund
Direxion/Wilshire Dynamic Fund
Direxion Indexed Managed Futures Strategy Fund
Direxion Long/Short Global Currency Fund

Up to 1.00% of the average daily net assets

Last Revised: August 14, 2013.